File no. 82-34886

CSM

Bakery Supplies & Food Ingredients

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

Press Release

CSM TO SELL PART OF ITS BAKERY ACTIVITIES IN THE NETHERLANDS

Diemen, The Netherlands, 8 December 2005 – CSM announces that it is currently engaging in negotiations with Koninklijke Smilde on the sale of part of the activities of its subsidiary Unipro Nederland. The negotiations have made such good progress that a final agreement is expected shortly. The transaction involves the Unipro activities that fall under Jantje de Goede. De Goede produces ready-made patisserie products such as cream horns, flan and gateau bases, and Christmas wreaths.

The parties have agreed in principle on a takeover sum of EUR 3.6 million. The definitive sum will be decided on the basis of the balance sheet as at the transfer date. CSM expects to complete the deal at the start of 2006. The factory premises are not included in the planned sale, but will be rented by Koninklijke Smilde for the longer term.

The book profit is approximately EUR 1.5 million. The turnover from the activities is around EUR 7.5 million. All the factory workers (approximately 60) will be transferred to the new owner. The management and field staff will remain in the employment of CSM, which will continue to operate in the Netherlands with, amongst others, Waldkorn and Molco, in the segments which are strategically important to it.

The information and consultation procedures with the employee organizations and the works council have been started.

Gerard Hoetmer, CEO at CSM: "CSM is working on a plan to improve its profitability. This announcement is in line with earlier announcements by CSM on its intention to strengthen its strategic core activities in bakery products and food ingredients."

Jeroen van Douveren, Director of the Koninklijke Smilde Bakery: "The acquisition of De Goede's activities means an extra impulse for our Business Unit. By aligning these activities as much as possible with our existing bakery operations in the Netherlands, including Van Welzen in Bodegraven and Pruvé in Edam, we expect to realize synergy benefits in production, marketing, and distribution."

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel. +31 (0)20 5906320 / cellphone +31 (0)6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906317 / cellphone +44 (0)7767 227506

12/28

Background information
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 8,900. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

CSM Bakery Supplies Europe concentrates on the development, production and sale of a wide range of bakery ingredients and products for professional bakers and the bake-off market. The European market for bakery ingredients and business-to-business bakery products has an estimated value of EUR 8.5 billion. With a market share of 12% CSM Bakery Supplies Europe is regarded as the market leader in Europe with number-1 positions in Germany, Italy, the UK, and France.

Koninklijke Smilde is a food company with a long history and tradition. A family business, now run by the fourth generation, Koninklijke Smilde has been achieving continuity through profitable growth for more than 140 years. The four business units, "Bakery", "Fridge Products", "Margarine, Oils & Fats", and "Animal Fats" are made up of medium-sized and large specialized companies in the Netherlands, Belgium, Germany and France and contribute equally to the turnover of around EUR 320 million. Koninklijke Smilde is headquartered in Heerenveen (the Netherlands) and has a workforce of approximately 1,200.

The **Koninklijke Smilde Bakery Business Unit** currently consists of Smilde Bakery (Pruvé BVand Van Welzen BV), Pruvé Produkten NV in Belgium, and Les Delices du Palais SA in France. The five product groups are patisserie, snacks, seasonal frangipane, bread, and spice cake.

For more information: Jeroen van Douveren, Director Smilde Bakery, tel. +31 (0)299 372856 / cellphone +31 (0)6 53228573.

File no. 82-34886

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

Press Release

CSM REPURCHASES COMPANY SHARES

Diemen, The Netherlands, 8 December 2005 – CSM nv has repurchased over 1.3 million depositary receipts of ordinary shares from one of its large shareholders. The price of the repurchased securities is EUR 22,20 for each depositary receipt of shares in CSM. The repurchased shares will be canceled in due course. As a result of this and prior repurchases CSM has an interest of 9.9% in its own share capital.

The repurchase contributes to the further optimization of CSM's financial structure. The depositary receipts have been repurchased from a Dutch institutional investor who falls under the substantial holding exemption.

As a result of the above transaction the number of outstanding ordinary shares with dividend rights amounts to 71.371.595. In addition to these ordinary shares, there are 2.983.794 financing preference shares outstanding.

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel.+31 (0)20 5906320 / cellphone +31(0)6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906317 / cellphone +44 (0)7767 227506

Background information
CSM is a global producer and distributor of bakery supplies and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 8,900. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl